Exhibit 3.1

ARTICLES OF AMENDMENT

OF

RESTATED ARTICLES OF INCORPORATION

OF

BROADVIEW INSTITUTE, INC.

Pursuant to the provisions of Minnesota Statutes, Section 302A.139, the following amendments to the Restated Articles of Incorporation (the “Articles of Incorporation”) of Broadview Institute, Inc. (the “Company”), were duly adopted by the Board of Directors of the Company pursuant to Minnesota Statutes Section 302A.402, subdivision 3, and are to be effective at 4:00 p.m. Central Time on June 26, 2015 (the “Effective Time”), which is within 30 days after the filing of these Articles of Amendment with the Secretary of State of the State of Minnesota:

1.     Section 5.1 of the Articles of Incorporation is hereby amended by deleting such section in its entirety and replacing it with the following:

The aggregate number of shares of capital stock which this Company is authorized to issue is 5,000,029, of which 29 shares are designated Common Stock and 5,000,000 shares are designated Preferred Stock. All 5,000,000 shares of Preferred Stock are designated Series B Preferred Stock.

At the Effective Time, each 3,384,409 shares of Common Stock then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). In accordance with Minnesota Statutes Section 302A.423, no fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Shareholders who would otherwise have held fractional shares of Common Stock following the Reverse Stock Split will instead receive the right to receive a cash payment from the Company in an amount equal to $0.05 per share of Common Stock outstanding immediately prior to the Effective Time that would otherwise represent a fractional share following the Reverse Stock Split. Each record holder of Common Stock who held more than 3,384,409 shares of Common Stock prior to the Reverse Stock Split will be entitled to (i) a certificate for such number of shares of Common Stock as is determined by dividing (a) the number of shares of Common Stock held immediately prior to the Effective Time, divided by (b) 3,384,409 and rounding down to the nearest whole number, and (ii) a cash payment for fractional shares in the amount previously described. The shares of Common Stock held each record holder of Common Stock who held fewer than 3,384,409 shares of Common Stock immediately prior to the Effective Time shall at and after the Effective Time of the Reverse Stock Split represent only the right to receive the cash payment previously described. The terms of the outstanding shares of Series B Preferred Stock will be adjusted as a result of the Reverse Stock Split to the extent set forth in the Company’s Certificate of Designation of Series B Preferred Stock.

2.     In accordance with Minnesota Statutes Section 302A.402, subdivision 3, the amendments to the Articles of Incorporation set forth in these Articles of Amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in the percentage of authorized shares of any class or series that remains unissued after the share combination exceeding the percentage of authorized shares of that class or series that were unissued before the share combination.

IN WITNESS WHEREOF, the Company has caused these Articles of Amendment to be signed by the undersigned, and the undersigned swears that the foregoing is true and accurate and that the undersigned has the authority to sign this document on behalf of the Company.

Dated: June 24, 2015

/s/ Kenneth McCarthy
Kenneth McCarthy
Chief Financial Officer